

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 21, 2009

<u>**via U.S. mail and facsimile**</u>

Robert I. Toll, CEO
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, Pennsylvania 19044

> **RE:**   **Toll Brothers, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed December 19, 2008**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2009**
> **File No. 1-9186**

Dear Mr. Toll:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief